VIA EDGAR

October 18, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Twilio Inc.
Registration Statement on Form S-1 (File No. 333-214034)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of shares of Class A common stock of Twilio Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on October 20, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 17, 2016, through the date hereof:

Preliminary Prospectus dated October 17, 2016:

2,156 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN, SACHS & CO. J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name: Richard Cohn Title: Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name: Greg Chamberlain Title: Head of TMT Equity Capital Markets

Signature Page to Acceleration Request Letter